SCHEDULE 1 to Global Custody Agreement between Eagle Series Trust and J.P. Morgan Chase Bank, N.A.

Funds

Eagle Capital Appreciation Fund
Eagle Fund Services, Inc.
Eagle Growth & Income Fund
Eagle Series Trust and its series Funds:
International Equity Fund
Mid Cap Growth Fund
Mid Cap Stock Fund
Smaller Company Fund
Small Cap Growth Fund
Investment Grade Bond Fund
Tax-Exempt Bond Fund